Exhibit 99.1

FERGUSON PLC (“Company”)

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES (“PDMRs”) IN ORDINARY SHARES OF 10p EACH IN THE COMPANY (“Shares”)

On June 17, 2021 the Company granted the following awards to Victoria Morrissey, Chief Marketing Officer and a PDMR, under the following plans:

Ferguson Group Performance Ordinary Share Plan 2019 (“POSP”)

Two awards were made under the POSP as set out in the table below:

PDMR	Award of conditional Shares	Vesting date
V Morrissey	1,345	April 12, 2022
V Morrissey	1,868	April 12, 2023

The awards were granted as conditional share awards. No consideration is payable at allocation or on vesting of all or part of the awards. These awards will vest upon, normally, continued employment and the achievement of US trading profit growth performance conditions tested over the relevant three-year performance period. Subject to, normally, continued employment and the meeting of performance conditions the awards will vest on the dates detailed in the table above.

Ferguson Group Ordinary Share Plan 2019 (“OSP”)

Two awards were made under the OSP as set out in the table below:

PDMR	Award of conditional Shares	Vesting date
V Morrissey	572	April 12, 2022
V Morrissey	1,964	April 12, 2023

The awards were granted as conditional share awards. No consideration is payable at allocation or on vesting of all or part of the awards. The awards have no performance conditions and will normally vest, only subject to continued employment with the Company, on the dates detailed in the table above.

The attached notifications, which have been made in accordance with the requirements of the EU Market Abuse Regulation (as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018), provide further detail.

POSP Awards

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Victoria Morrissey
2	Reason for the notification
a)	Position/status	Chief Marketing Officer
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc

b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each ISIN: JE00BJVNSS43
b)	Nature of the transaction	The grant of conditional shares under the Ferguson Group Performance Ordinary Share Plan 2019

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		$0.00	1,345

		USD - United States Dollar

d)	Aggregated information - Aggregated volume - Price	Not applicable $0.00
e)	Date of the transaction	2021-06-17; UTC time
f)	Place of the transaction	Outside a Trading Venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Victoria Morrissey
2	Reason for the notification
a)	Position/status	Chief Marketing Officer
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each ISIN: JE00BJVNSS43
b)	Nature of the transaction	The grant of conditional shares under the Ferguson Group Performance Ordinary Share Plan 2019

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		$0.00	1,868

		USD - United States Dollar

d)	Aggregated information - Aggregated volume - Price	Not applicable $0.00
e)	Date of the transaction	2021-06-17; UTC time
f)	Place of the transaction	Outside a Trading Venue

OSP Awards

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Victoria Morrissey
2	Reason for the notification
a)	Position/status	Chief Marketing Officer
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each ISIN: JE00BJVNSS43

b)	Nature of the transaction	The grant of conditional shares under the Ferguson Group Ordinary Share Plan 2019

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		$0.00	572

		USD - United States Dollar

d)	Aggregated information - Aggregated volume - Price	Not applicable $0.00
e)	Date of the transaction	2021-06-17; UTC time
f)	Place of the transaction	Outside a Trading Venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Victoria Morrissey
2	Reason for the notification
a)	Position/status	Chief Marketing Officer
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 10p each

	Identification code	ISIN: JE00BJVNSS43
b)	Nature of the transaction	The grant of conditional shares under the Ferguson Group Ordinary Share Plan 2019

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		$0.00	1,964

		USD - United States Dollar

d)	Aggregated information - Aggregated volume - Price	Not applicable $0.00

e)	Date of the transaction	2021-06-17; UTC time

f)	Place of the transaction	Outside a Trading Venue

Enquiries:

Graham Middlemiss, Group Company Secretary

(00 44 118 927 3800)

June 18, 2021